Exhibit 99.1

Tuya Filed 2023 Annual Report on Form 20-F and
Released Environmental, Social and Governance Report

SANTA CLARA, Calif., April 24, 2024 /PRNewswire/ -- Tuya Inc. (“Tuya” or the “Company”) (NYSE: TUYA; HKEX: 2391), a global leading IoT cloud development platform, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the Securities and Exchange Commission (the “SEC”) on April 24, 2024, U.S. Eastern Time. The annual report can be accessed on the Company’s investor relations website at ir.tuya.com and on the SEC’s website at www.sec.gov. The Company will also provide a hard copy of its annual report on Form 20-F for the fiscal year ended December 31, 2023, free of charge, to its shareholders and American Depositary Share holders upon written request.

The Company also announced today that it has released its Environmental, Social and Governance (“ESG”) Report to highlight the Company’s ESG strategies, accomplishments, and progress towards its sustainability goals. To view the report in full, please visit: ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built IoT cloud development platform that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for IoT devices, to businesses and developers. Through its IoT cloud development platform, Tuya has enabled developers to activate a vibrant IoT ecosystem of brands, OEMs, partners and end users to engage and communicate through a broad range of smart devices.

Investor Relations Contact

Tuya Inc.

Investor Relations

E-mail: ir@tuya.com

The Blueshirt Group

Gary Dvorchak, CFA

Phone: +1 (323) 240-5796

Email: gary@blueshirtgroup.co